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                                                                       EXHIBIT 2

                 Concerned CSB Shareholders for a Better Bank


An Open Letter to the Shareholders
of CSB Bancorp, Millersburg, Ohio


Dear Fellow Shareholders:

At this year's annual meeting of shareholders of CSB Bancorp, you elected Jeffery A. Robb, Sr. to the bank's Board of Directors. With your support, Mr. Robb received more votes than any of the incumbent directors. We believe that Mr. Robb's election will provide management with the fresh perspective necessary to increase profitability and maximize shareholder value. We remain positive that CSB can flourish as an independent bank and continue to serve our community.

Prior to the annual meeting, we had contacted CSB's management on numerous occasions in an effort to affect positive change at the bank. We requested that the Board appoint Mr. Robb, who has more than 30 years of experience in the banking industry, to fill one of the available Board seats. Our efforts, however, were rebuffed, and the Board categorically denied Mr. Robb its support. Therefor, we had no other avenue left to us but to solicit your vote on behalf of Mr. Robb. The overwhelming support that you showed for him validates our course of action.

Although pleased with Mr. Robb's election, we are deeply disappointed that we were unable to avoid the division and expense entailed by our proxy campaign. The bank's refusal to cooperate with our efforts forced us to make difficult decisions and considerable expenditures in order to comply with the SEC requirements applicable to our solicitation of support for Mr. Robb. But we persevered so that all shareholders could be heard.

Given the overwhelming mandate that Mr. Robb received, we now believe it appropriate to request reimbursement for the expenses that we incurred in connection with our efforts. Our expenses totaled $44,537.17, and we ask that you bear your share. Please provide any amount you consider appropriate in the pre-addressed envelope enclosed for your convenience. Please also take a few minutes to complete the enclosed questionnaire and return it to us. Thank you for your continued support.

Respectfully Submitted,

/s/ Richard G. Elliott

Richard G. Elliott                                             November 16, 2001
Chairman of the Committee of Concerned
CSB Shareholders for a Better Bank